Mail Stop 4561
Via Fax (212) 355-9055

July 17, 2008

Wilbert Knol
Interim Chief Financial Officer
Playlogic Entertainment, Inc.
747 Third Avenue, Suite 22A
New York, NY 10017

> **Re:** **Playlogic Entertainment, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed on March 28, 2008**
> **Form 10-QSB for the Quarter Ended March 31, 2008**
> **Form 8-K filed on October 30, 2008**
> **File No. 000-49649**

Dear Mr. Knol:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Wilbert Knol
Playlogic Entertainment, Inc.
July 17, 2008
Page 2

Form 10-KSB for the fiscal year ended December 31, 2007

Note A –Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

1.   We note that some of the Company's software products provide limited online
        functionality. Tell us whether the online capability features are hosted on the
        Company's internal servers or on third party servers. If the Company hosts the
        online capabilities for any of its software products, then tell us why you believe
        that you do not have an ongoing service obligation to your customers for the use
        of your servers. Also, please explain further how you determined that the online
        functionality is an insignificant deliverable and how you determined that up-front
        revenue recognition for such product sales is appropriate.

Item 8A. Disclosure Controls and Procedures

2.   It does not appear that your management has performed its assessment of internal
        control over financial reporting as of December 31, 2007. Since you were
        required to file or filed an annual report for the prior fiscal year, it appears you are
        required to report on your management's assessment of internal control over
        financial reporting. If your management has not yet performed its assessment, we
        ask that you complete your evaluation and amend your filing within 30 calendar
        days to provide the required management's report on internal control over
        financial reporting. In performing your evaluation, you may find the following
        documents helpful:

        ▪ the Commission's release *Amendments to Rules Regarding Management's
          Report on Internal Control Over Financial Reporting* (Securities Act Release
          8809/Financial Reporting Release 76). You can find this release at:
          http://www.sec.gov/rules/final/2007/33-8809.pdf;
        ▪ the Commission's release *Commission Guidance Regarding Management's
          Report on Internal Control Over Financial Reporting Under Section 13(a) or
          15(d) of the Securities Exchange Act of* 1934 (Securities Act Release
          8010/Financial Reporting Release 77). You can find this release at
          http://sec.gov/rules/interp/2007/33-8810.pdf; and
        ▪ the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
          (http://www.sec.gov/info/smallbus/404guide.shtml).

        Please note that the failure to perform management's assessment adversely affects
        the Company's and its shareholders ability to avail themselves of rules and forms
        that are predicated on the current or timely filing of Exchange Act reports. For
        further information regarding these impacts, please see Compliance and
        Disclosure Interpretation 115.02, which you can find at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   In addition, please consider whether management's failure to perform or complete
        its report on internal control over financial reporting impacts its conclusions
        regarding the effectiveness of your disclosure controls and procedures as of the
        end of the fiscal year covered by the report and revise your disclosure as
        appropriate.

4.   We note your disclosure that your Chief Executive Officer and Chief Financial
        Officer, concluded that the Company's disclosure controls and procedures are
        effective "to ensure that information required to be disclosed by the Company in
        reports that it files or submits under the Exchange Act is recorded, processed,
        summarized and reported within the time periods specified in the Securities and
        Exchange Commission rules and forms." Notwithstanding your response to the
        above comments, revise to clarify, if true, that your officers concluded that your
        disclosure controls and procedures were also effective to ensure that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is accumulated and communicated to your management, including your chief
        executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure. We refer you to Exchange Act Rule 13a-15(e).

Exhibit 31.1 and 31.2

5.   We note that the certifications included in your December 31, 2007 Form 10-KSB
        and your March 31, 2008 Form 10-QSB do not include all of the required
        disclosures set forth in Exhibit 601(b)(31) of Regulation S-K. Please amend your
        Form 10-KSB and Form 10-Q to include certifications that comply with
        Exchange Act Rules 13a-14(a) and 15d-14(a) to include the exact form set forth
        in Item 601(b)(31) of Regulation S-K. Specifically, please revise your disclosures
        as follows:
        • Please revise paragraph 4 in your March 31, 2008 Form 10-Q to also indicate
          that the certifying officers are responsible for establishing and maintaining
          internal control over financial reporting (as defined in Exchange Act rule 13a-
          15(f) and 15d-15(f);
        • Please include a statement (as item (b) under paragraph 4) that the certifying
          officers have "designed such internal control over financial reporting, or
          caused such internal control over financial reporting to be designed under our
          supervision, to provide reasonable assurance regarding the reliability of
          financial reporting and the preparation of financial statements for external
          purposes in accordance with generally accepted accounting principles"

Form 10-QSB for the quarter ended March 31, 2008

6. Please note that when the Company files the June 30, 2008 quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, you should file on Form 10-Q pursuant to SEC Release No. 33-8876. See also additional guidance on our website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Form 8-K filed on October 30, 2007

7. We note that you filed a letter dated October 2, 2007 from your former accountant, S.W. Hatfield, CPA, as Exhibit 99.1 to the above referenced Form 8-K, which indicated that your former accountant withdrew its opinion dated December 11, 2006. Tell us how you intend to comply with our letter dated November 5, 2007 (i.e. obtain a re-audit of the 2005 financial statements and file an amendment to the 2006 Form 10-KSB). Alternatively, if the independence issue with your former accountant was rectified, tell us how you considered amending your Form 8-K to disclose the resolution of this issue.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief